                                                FILED PURSUANT TO RULE 424(b)(3)
                                                     UNDER THE SECURITIES ACT OF
                                                         1933 IN CONNECTION WITH
                                                      REGISTRATION NO. 333-34638

PROSPECTUS SUPPLEMENT
dated July 22, 2003
(to Prospectus dated May 8, 2000)

                            KILROY REALTY CORPORATION
                         380,333 Shares of Common Stock

                         _______________________________

     This prospectus supplement relates to the issuance of 161,074 shares of common stock of Kilroy Realty Corporation, a Maryland corporation, issued in exchange for common units and the possible issuance of 219,259 shares of common stock to the holders of common units representing limited partnership interests in Kilroy Realty L.P., and the possible resale of shares of common stock by these holders. The holders identified in this prospectus supplement owned or currently own common limited partnership units and have tendered or may tender their common units to Kilroy Realty, L.P. for cash redemption. We may elect to exchange their tendered units on a one-for-one basis for shares of our common stock. We will not receive any of the proceeds from the issuance of the common stock to the holders or from the resale of the shares by the holders.

     Our common stock is listed on the New York Stock Exchange under the symbol "KRC." On July 21, 2003 the last reported sales price of our common stock on the New York Stock Exchange was $28.48 per share.

                         _______________________________

     Before you invest in our common stock, you should consider the risks discussed in "Risk Factors" beginning on page S-1.

                         _______________________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.



July 22, 2003

     You should rely only on the information contained in this document or incorporated by reference. Neither we nor the holders have authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is correct on any date after the date of this prospectus supplement and the date on the front of the accompanying prospectus, respectively, even though this prospectus supplement and the accompanying prospectus is delivered or shares are sold pursuant to the prospectus and prospectus supplement at a later date. Since the date of this prospectus supplement, our business, financial condition, results of operations and prospects may have changed.

                         _______________________________


                                TABLE OF CONTENTS

                              Prospectus Supplement

                                                                            Page
                                                                            ----
Risk Factors ..........................................................     S-1
Forward Looking Statements ............................................     S-13
Material Federal Income Tax Considerations ............................     S-14
ERISA Considerations ..................................................     S-27
Selling Stockholders ..................................................     S-31

                                   Prospectus

Risk Factors ..........................................................     1
The Company ...........................................................     13
Forward Looking Statements ............................................     14
Use of Proceeds .......................................................     15
Description of Capital Stock ..........................................     15
Description of Material Provisions of the Partnership Agreement of
     Kilroy Realty L.P. ...............................................     27
Exchange of Common Units for Common Stock .............................     35
Material Provisions of Maryland Law and of Our Charter and Bylaws .....     42
Material Federal Income Tax Consequences ..............................     47
ERISA Considerations ..................................................     61
Selling Stockholders ..................................................     64
Plan of Distribution ..................................................     65
Legal Matters .........................................................     66
Experts ...............................................................     66
Where You Can Find More Information ...................................     66
Incorporation of Certain Documents by Reference .......................     67


     Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to "we," "us," "our" or the "Company" mean Kilroy Realty Corporation, including our consolidated subsidiaries.

                                  RISK FACTORS

     Investment in our common stock involves risks. In addition to other information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus, you should carefully consider the following factors before acquiring shares of common stock offered by this prospectus supplement and the accompanying prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Please refer to the section entitled "Forward Looking Statements " on page S-13.

General economic conditions may adversely affect our financial condition and results of operations.

     Periods of economic slowdown or recession in the United States and in other countries, declining demand for leased office or industrial properties or rising interest rates, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, either of which could adversely affect our financial condition, results of operations, cash flow, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

Future terrorist activity or declaration of war by the United States may have an adverse affect on our financial condition and operating results.

     Future terrorist attacks in the United States, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001 and other acts of terrorism or war, may result in declining economic activity, which could harm the demand for and the value of our properties. In addition, the public perception that certain locations are at greater risk for attack, such as major airports, ports and rail facilities, may decrease the demand for and the value of our properties near such sites. A decrease in demand would make it difficult for us to renew or release our properties at these sites at lease rates equal to or above historical rates. Terrorist activities also could directly impact the value of our properties through damage, destruction or loss, and the availability of insurance for such acts may be less, and cost more, which would adversely affect our financial condition. To the extent that our tenants are impacted by future attacks, their businesses similarly could be adversely affected, including their ability to continue to honor their existing leases.

     Terrorist acts and a declaration of war by the United States also may adversely affect the markets in which our securities trade, and may cause further erosion of business and consumer confidence and spending and may result in increased volatility in national and international financial markets and economies. Any one of these events may cause a decline in the demand for office and industrial leased space, delay the time in which our new or renovated properties reach stabilized occupancy, increase our operating expenses, such as those attributable to increased physical security for our properties, and limit our access to capital or increase our cost of raising capital.

We depend on significant tenants.

     As of March 31, 2003, our ten largest office tenants represented approximately 30.1% of our total annual base rental revenues and our ten largest industrial tenants represented approximately 8.9% of our total annual base rental revenues. Of this amount, our largest tenant, The Boeing Company, leased an aggregate of approximately 0.8 million rentable square feet of office space, representing approximately $13.9 million of our total annual base rental revenues at March 31, 2003. Our second largest tenant, Peregrine Systems, Inc. leased four buildings totaling 423,900 rentable square feet under four separate leases; however, Peregrine filed for bankruptcy in September 2002, and as part of the bankruptcy filing, Peregrine filed a motion to reject two of the leases encompassing 182,127 rentable square feet. In February 2003, the bankruptcy court approved the rejection of these leases. We subsequently executed leases with two new tenants for 100% of the space in these two buildings during the quarter ended March 31, 2003. Of the annual base rental revenues of $7.0 million from the two leases that were not rejected, Peregrine contributes approximately $4.9 million, and executed subleases contribute approximately $2.1 million. Although Peregrine has indicated that it may reject some of the space under the remaining leases it has with us, Peregrine continues to lease two buildings encompassing approximately 242,000 rentable square feet.

     One of our other significant tenants, Brobeck, Phleger & Harrison, LLP ("Brobeck") dissolved in February 2003 and as a result we terminated the two leases Brobeck had with us encompassing 161,500 rentable square feet. During the quarter ended March 31, 2003, Paul, Hastings, Janofsky & Walker LLP agreed to lease approximately 72,300 rentable square feet on an interim basis in one of the buildings that was previously leased to Brobeck. The interim lease will terminate when the tenant improvements at another one of our buildings previously leased to Peregrine are complete and the building is ready for occupancy. In May 2003, the Company executed a fifteen year lease with the law firm of Fish Richardson P.C. for approximately 72,300 rentable square feet at this building and for approximately 23,900 rentable square feet at the second building. This lease is expected to commence in the fourth quarter of 2003 following the relocation of Paul, Hastings, Janofsky & Walker LLP.

     Although we have been able to mitigate the impact of tenant defaults to our financial condition, revenues and results of operations thus far, our financial condition, revenues and results of operations could be adversely affected if Peregrine vacates the remaining space it occupies or if we are unable to re-lease the space vacated by Brobeck on a longer-term basis. In addition, our financial condition, revenues and results of operations could be adversely affected if any of our other significant tenants fails to renew its leases, renews its leases on terms less favorable to us or if any of them becomes bankrupt or insolvent or otherwise unable to satisfy its lease obligations.

Downturns in our tenants' businesses may reduce our cash flows.

     For the three months ended March 31, 2003, we derived 91.6% of our revenues from continuing operations from rental income and tenant reimbursements. A tenant may experience a downturn in its business, which may weaken its financial condition and result in its failure to make timely rental payments. In the event of default by a tenant, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. As discussed under the caption "--We depend on significant tenants," our second largest tenant, Peregrine, filed for bankruptcy in September 2002. Prior to filing for bankruptcy and rejecting two of the four leases it had with us, the leases with Peregrine represented approximately 7.9% of our annual base rental revenues. In addition, as discussed above, Brobeck dissolved and began winding up its operations in February 2003.

     The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might authorize the tenant to reject and terminate its lease. Our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. Even so, our claim for unpaid rent would likely not be paid in full. Any losses resulting from the bankruptcy of any of our other tenants could adversely impact our financial condition, results from operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

We may be unable to renew leases or re-let available space.

     As of March 31, 2003, we had office and industrial space available for lease representing approximately 7.8% of the total square footage of our properties. Leases which represented 2.2% of the leased square footage of our properties were leased by Peregrine, which may also become available for lease within the next 12 months. In addition, leases representing approximately 5.6% and 10.5% of the leased square footage of our properties are scheduled to expire during the remainder of 2003 and in 2004, respectively. Above market rental rates on some of our properties may force us to renew or re-lease expiring leases at rates below current lease rates. We believe that the average rental rates for all of our properties generally are equal to the current average quoted market rate across all of the submarkets in which our properties are located, although individual properties within any particular submarket presently may be leased at above or below the rental rates within that submarket. We cannot give any assurance that leases will be renewed or that available space will be re-leased at rental rates equal to or above the current rental rates. If the average rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-lease a significant portion of our available space, our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you would be adversely affected.

Most of our properties depend upon the Southern California economy.

     As of March 31, 2003, 93.1% of the aggregate square footage of our stabilized portfolio and 94.2% of our annualized base rent, excluding expense reimbursements and rental abatements, came from properties located in Southern California. In addition, as of March 31, 2003, all of our lease-up, in-process and future development projects were located in Southern California. Our ability to make expected distributions to you depends on our

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ability to generate Funds From Operations, as defined by NAREIT, in excess of scheduled principal payments on debt, payments on the preferred limited partnership units issued by Kilroy Realty, L.P. and capital expenditure requirements. Events and conditions applicable to owners and operators of real property that are beyond our control may decrease funds available for distribution and the value of our properties. These events include:

  . local oversupply or reduction in demand of office, industrial or other commercial space;

  .  inability to collect rent from tenants;

  .  vacancies or our inability to rent spaces on favorable terms;

  . inability to finance property development and acquisitions on favorable terms;

  . increased operating costs, including insurance premiums, utilities and real estate taxes;

  .  costs of complying with changes in governmental regulations;

  .  the relative illiquidity of real estate investments;

  .  changing submarket demographics; and

  .  property damage resulting from seismic activity.

     The geographic concentration of our properties may expose us to greater economic risks than if we owned properties in several geographic regions. Any adverse economic or real estate developments in the Southern California region could adversely impact our financial condition, results from operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

Increasing utility costs and power outages in California may have an adverse effect on our operating results and occupancy levels.

     The State of California continues to address issues related to the supply of electricity and natural gas. Since June 2000, shortages of electricity have resulted in increased costs for consumers and certain interruptions in service. Increased consumer costs and consumer perception that the State is not able to effectively manage its energy needs may reduce demand for leased space in California office and industrial properties. A significant reduction in demand for office and industrial space would adversely affect our future financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

Our debt level reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

     Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the distributions necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements may have important consequences, including the following:

  . we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

  . cash flow may be insufficient to meet required principal and interest payments;

  . we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

  . we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases; and

  . our default under one mortgage loan with cross default provisions could result in a default on other indebtedness.

     If any one or more of these events were to occur, our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected. In addition, foreclosures could create taxable income without accompanying cash proceeds, a circumstance which could hinder our ability to meet the strict REIT distribution requirements imposed by the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). As of March 31, 2003, we had approximately $777 million aggregate principal amount of indebtedness, $81.6 million of which is contractually due prior to December 31, 2003. Our total debt represented 47.6% of our total market capitalization at March 31, 2003.

We face significant competition which may decrease the occupancy and rental rates of our properties.

     We compete with several developers, owners and operators of office, industrial and other commercial real estate, many of which own properties similar to ours in the same submarkets in which our properties are located, but which have lower occupancy rates than our properties. For instance, occupancy rates for our El Segundo stabilized office property portfolio at March 31, 2003 was 92.7% in comparison to 82.6% for the El Segundo office submarkets in total. Leases representing approximately 7,000 and 330,000 square feet, or 1.0% and 46.3% of the total leased square feet in our El Segundo office property portfolio, are scheduled to expire during the remainder of 2003 and in 2004, respectively. In addition, we have one development project in the lease-up phase and one redevelopment office project under construction in El Segundo encompassing approximately 133,700 and 248,000 rentable square feet, respectively. We believe that our higher occupancy rates mean that, on average, our competitors have more space currently available for lease than we do. As a result, our competitors have an incentive to decrease rental rates until their available space is leased. If our competitors offer space at rental rates below the rates currently charged by us for comparable space, we may be pressured to reduce our rental rates below those currently charged in order to retain tenants when our tenant leases expire. As a result, our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you may be adversely affected.

Potential losses may not be covered by insurance.

     We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of our properties. We believe the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for generally uninsurable losses such as loss from riots or acts of God. Some of our policies, like those covering losses due to floods, are subject to limitations involving large deductibles or co-payments and policy limits.

     Earthquake damage to our Properties could have an adverse effect on our financial condition and operating results. We carry earthquake insurance on our properties located in areas known to be subject to earthquakes in an amount and with deductibles which we believe are commercially reasonable. As of March 31, 2003, 133 of our 134 properties, representing approximately 99.3% of our stabilized portfolio based on aggregate square footage and approximately 99.5% based on annualized base rent, were located in areas known to be subject to earthquakes. While we presently carry earthquake insurance on these properties, the amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes. In addition, we may discontinue earthquake insurance on some or all of our properties in the future if the cost of premiums for earthquake insurance exceeds the value of the coverage discounted for the risk of loss. If we experience a loss which is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if the properties were irreparable.

We may be unable to complete acquisitions and successfully operate acquired properties.

     We continue to evaluate the market of available properties and may acquire office and industrial properties when strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully operate them is subject to the following risks:

  . potential inability to acquire a desired property because of competition from other real estate investors with significant capital, including both publicly traded REITs and institutional investment funds;

  . even if we enter into agreements for the acquisition of office and industrial properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

  .  we may be unable to finance the acquisition on favorable terms;

  . we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties; and

  .  we may lease the acquired properties at below expected rental rates.

     If we cannot finance property acquisitions on favorable terms or operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected.

We may be unable to successfully complete and operate developed properties.

     Property development involves the following significant risks:

  . we may be unable to obtain construction financing on favorable terms or at all;

  . we may be unable to obtain permanent financing at all or on advantageous terms if we finance development projects through construction loans;

  . we may be unable to lease developed properties at expected rental rates or within projected timeframes;

  . we may not complete development projects on schedule or within budgeted amounts;

  . we may expend funds on and devote our time to projects which we may not complete; and

  . we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

     For example, during the fourth quarter of 1998, we withdrew our participation from a master planned commercial development prior to the commencement of construction. Also, during the third quarter of 2000, we delayed commencement of construction on one of our projects by four months. The project was an assemblage in an urban infill location that required the relocation of some existing businesses. We encountered delays when one of the existing tenants experienced difficulty in relocating as a result of the high leasing demand and tight supply constraints in that submarket.

     If one or more of these events were to occur in connection with our projects currently planned for development, our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected.

     While we primarily develop office and industrial properties in Southern California markets, we may in the future develop properties for retail or other use and expand our business to other geographic regions where we expect the development of property to result in favorable risk-adjusted returns on our investment. Presently, we do not possess the same level of familiarity with development of other property types or outside markets, which could adversely affect our ability to develop properties or to achieve expected performance.

We could default on leases for land on which some of our properties are located.

     As of March 31, 2003 we owned eleven office buildings located on various parcels, each of which we lease on a long-term basis. If we default under the terms of any particular lease, we may lose the property subject to the lease. Upon expiration of a lease and all of its options, we may not be able to renegotiate a new lease on favorable terms, if at all. The loss of these properties or an increase of our rental expense would have an adverse effect on our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you. As of March 31, 2003 we had approximately 1.6 million aggregate rentable square feet of rental space located on these leased parcels. The leases for the land under the Kilroy Airport Center, Long Beach expire in 2084. The leases for the land under the SeaTac Office Center, including renewal options, expire in 2062. The primary lease for the land under 12312 West Olympic Boulevard in Santa Monica expires in January 2065 with a smaller secondary lease expiring in September 2011.

Real estate assets are illiquid and we may not be able to sell our properties when we desire.

     Our investments in our properties are relatively illiquid which limits our ability to sell our properties quickly in response to changes in economic or other conditions. In addition, the Internal Revenue Code generally imposes a 100% prohibited transaction tax on profits we derive from sales of properties held primarily for sale to customers in the ordinary course of business, which could affect our ability to sell properties. These restrictions on our ability to sell our properties could have an adverse effect on our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

     Independent environmental consultants have conducted Phase I or similar environmental site assessments on all of our properties. We generally obtain these assessments prior to the acquisition of a property and may later update them as required for subsequent financing of the property or as requested by a tenant. Site assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and the issuance of a written report. These assessments do not generally include soil samplings or subsurface investigations. Through March 31, 2003, Phase I site assessments revealed that 33, or 25%, of our properties, representing approximately 30% of the aggregate square footage of our properties, contain asbestos-containing materials. No remedial action is necessary with respect to these properties in connection with the asbestos-containing materials.

     Our site assessments also revealed that historical operations at or near some of our properties, including the operation of underground storage tanks, may have caused soil or groundwater contamination. The prior owners of the affected properties conducted clean-up of known contamination in the soils on the properties and we do not believe that further clean-up of the soils is required. None of our site assessments revealed any other environmental liability that we believe would have a material adverse effect on our business, assets or results of operations. We are not aware of any such condition, liability or concern by any other means that would give rise to material environmental liability. However:

 . the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns;

 . there may be material environmental conditions, liabilities or compliance concerns that arose at a property after the review was completed;

 . future laws, ordinances or regulations may impose material additional environmental liability; and

 . current environmental conditions at our properties may be affected in the future by tenants, third parties or the condition of land or operations near our properties, such as the presence of underground storage tanks.

We cannot give assurance that costs of future environmental compliance will not affect our ability to make distributions to you.

The use of hazardous materials by some of our tenants may expose us to liability.

     Some of our tenants routinely handle hazardous substances and wastes on our properties as part of their routine operations. Environmental laws and regulations subject these tenants, and potentially us, to liability resulting from such activities. We require our tenants, in their leases, to comply with these environmental laws and regulations and to indemnify us for any related liabilities. As of March 31, 2003, less than 5% of our tenants, representing less than 10% of the aggregate square footage of our properties, handled hazardous substances and/or wastes on our properties as part of their routine operations. These tenants are primarily involved in the life sciences and the light industrial and warehouse business. We are not aware of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of our properties, and we do not believe that on-going activities by our tenants will have a material adverse effect on our operations.

We could incur significant costs related to government regulation and private litigation over environmental matters.

     Under applicable environmental laws and regulations, we are liable for the costs of removal or remediation of certain hazardous or toxic substances present or released on our properties. These laws could impose liability without regard to whether we are responsible for, or even knew of, the presence or release of the hazardous materials. Government investigations and remediation actions may have substantial costs and the presence or release of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. For instance, if asbestos-containing materials, toxic mold, or other hazardous or toxic substances were found on our properties, third parties might seek recovery from us for personal injuries associated with those substances. Various laws also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances for the cost of removal or remediation of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. As the owner and operator of our properties, we may be considered to have arranged for the disposal or treatment of hazardous or toxic substances.

Potential environmental liabilities may exceed our environmental insurance coverage limits.

     We carry what we believe to be sufficient environmental insurance to cover any potential liability for soil and groundwater contamination and the presence of asbestos-containing materials at the affected sites identified in the environmental site assessments. However, we cannot provide any assurance that our insurance coverage will be sufficient or that our liability, if any, will not have a material adverse effect on our financial condition, results of operations, and cash flows, quoted per share trading price of our common stock and our ability to satisfy debt service obligations and to pay distributions to you.

We may incur significant costs complying with other governmental regulations.

     Our properties are also subject to regulation under other laws, such as the Americans with Disabilities Act of 1990 under which all public accommodations must meet federal requirements related to access and use by disabled persons, and state and local laws addressing earthquake, fire and life safety requirements. Although we believe that our properties substantially comply with present requirements under applicable governmental regulations, none of our properties have been audited or investigated for compliance by any regulatory agency. If we were not in compliance with material provisions of the ADA or other regulations affecting our properties, we might be required to take remedial action which could include making modifications or renovations to our properties. Federal, state or local governments may also enact future laws and regulations that could require us to make significant modifications or renovations to our properties. If we were to incur substantial costs to comply with the ADA or any other regulations, our financial condition, results of operations, and cash flows, quoted per share trading price of our common stock and our ability to satisfy our debt service obligations and make distributions to you could be adversely affected.

Common limited partners of Kilroy Realty, L.P. have limited approval rights which may prevent us from completing a change of control transaction which may be in the best interests of stockholders.

     We may not withdraw from Kilroy Realty, L.P. or transfer our general partnership interest or admit another general partner without the approval of a majority of the common limited partnership unitholders, except in the case

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of a "termination transaction" described in the section entitled "Description of
Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.--Transferability of Partnership Interests," which requires the approval of 60% of the common unitholders, including the common units we hold in our capacity as general partner. The right of common limited partners to vote on these transactions could limit our ability to complete a change of control transaction that might otherwise be in the best interests of our stockholders.

Limited partners of Kilroy Realty, L.P. must approve the dissolution of Kilroy Realty, L.P. and the disposition of properties they contributed.

     For as long as limited partners own at least 5% of all of the common units of Kilroy Realty, L.P., we must obtain the approval of limited partners holding a majority of the common units before we may:

 . dissolve the partnership, or

 . sell the property located at 2260 East Imperial Highway at Kilroy Airport Center in El Segundo prior to January 31, 2004.

As of March 31, 2003, limited partners owned approximately 13.3% of the outstanding interests in Kilroy Realty, L.P. In addition, Kilroy Realty, L.P. has agreed to use commercially reasonable efforts to minimize the tax consequences to common limited partners resulting from the repayment, refinancing, replacement or restructuring of debt, or any sale, exchange or other disposition of any of its other assets. The exercise of one or more of these approval rights by the limited partners could delay or prevent us from completing a transaction which may be in the best interest of our stockholders.

The Chairman of our board of directors and our President and Chief Executive Officer each have substantial influence over our affairs.

     John B. Kilroy, Sr. is the Chairman of our board of directors and John B. Kilroy, Jr. is our President and Chief Executive Officer. Each is a member of our board of directors and together they beneficially own 612,652 shares of common stock, common limited partnership units exchangeable for an aggregate of 1,748,072 shares of common stock and currently vested options to purchase an aggregate of 405,001 shares of common stock, representing a total of approximately 9.7% of the total outstanding shares of common stock and outstanding common limited partnership units exchangeable for shares of common stock as of March 31, 2003, assuming the exercise of the currently vested options. Pursuant to our charter no other stockholder may own, actually or constructively, more than 7.0% of our common stock without obtaining a waiver from the board of directors. The board of directors has waived the ownership limits with respect to John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and some affiliated entities. These named individuals and entities may own either actually or constructively, in the aggregate, up to 21% of our outstanding common stock. Consequently, Messrs. Kilroy have substantial influence on us and could exercise their influence in a manner that is not in the best interests of our stockholders. Also, they may in the future have a substantial influence on the outcome of any matters submitted to our stockholders for approval.

There are limits on the ownership of our capital stock which limit the opportunities for a change of control at a premium to existing stockholders.

     Provisions of the Maryland General Corporation Law, our charter, our bylaws and Kilroy Realty, L.P.'s partnership agreement may delay, defer or prevent a change in control over us or the removal of existing management. Any of these actions might prevent our stockholders from receiving a premium for their shares of stock over the then prevailing market prices.

     The Internal Revenue Code sets forth stringent ownership limits on us as a result of our decision to be taxed as a REIT, including:

 . no more than 50% in value of our capital stock may be owned, actually or constructively, by five or fewer individuals, including some entities, during the last half of a taxable year;

 . subject to exceptions, our common stock shares must be held by a minimum of 100 persons for at least 335 days of a 12-month taxable year, or a proportionate part of a short taxable year; and

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.. if we, or any entity which owns 10% or more of our capital stock, actually or constructively owns 10% or more of one of our tenants, or a tenant of any partnership in which we are a partner, then any rents that we receive from the tenant in question will not be qualifying income for purposes of the Internal Revenue Code's REIT gross income tests, regardless of whether we receive the rents directly or through a partnership.

     Our charter establishes clear ownership limits to protect our REIT status. No single stockholder may own, either actually or constructively, more than 7.0% of our common stock outstanding. Similarly, no single holder of our Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock may actually or constructively own any class or series of our preferred stock, so that their total capital stock ownership would exceed 7.0% by value of our total capital stock, and no single holder of Series B Preferred Stock, if issued, may actually or constructively own more than 7.0% of our Series B Preferred Stock.

The board of directors may waive the ownership limits if it is satisfied that the excess ownership would not jeopardize our REIT status and if it believes that the waiver would be in our best interests. The board of directors has waived the ownership limits with respect to John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and some affiliated entities. These named individuals and entities may own either actually or constructively, in the aggregate, up to 21% of the outstanding common stock.

     If anyone acquires shares in excess of any ownership limits:

.. the transfer to the transferee will be void with respect to these excess shares;

.. the excess shares will be automatically transferred from the transferee or owner to a trust for the benefit of a qualified charitable organization;

.. the purported transferee or owner will have no right to vote those excess shares; and

.. the purported transferee or owner will have no right to receive dividends or other distributions from these excess shares.

Our charter contains provisions that may delay, defer or prevent a change of control transaction.

     Our board of directors is divided into classes that serve staggered terms. Our board of directors is divided into three classes with staggered terms. The staggered terms for directors may reduce the possibility of a tender offer or an attempt to complete a change of control transaction even if a tender offer or a change in control were in our stockholders' interests.

     We could issue preferred stock without stockholder approval. Our charter authorizes our board of directors to issue up to 30,000,000 shares of preferred stock, including convertible preferred stock, without stockholder approval. The board of directors may establish the preferences, rights and other terms, including the right to vote and the right to convert into common stock any shares issued. The issuance of preferred stock could delay or prevent a tender offer or a change of control even if a tender offer or a change of control were in our stockholders' interests. Kilroy Realty, L.P. has issued 1,500,000 Series A Cumulative Redeemable Preferred units which in the future may be exchanged one-for-one into shares of 8.075% Series A Cumulative Redeemable Preferred Stock, 700,000 Series C Cumulative Redeemable Preferred units which in the future may be exchanged one-for-one into shares of 9.375% Series C Cumulative Redeemable Preferred Stock and 900,000 Series D Cumulative Redeemable Preferred units which in the future may be exchanged one-for-one into shares of 9.25% Series D Cumulative Redeemable Preferred Stock. In addition, we have designated and authorized the issuance of up to 400,000 shares of Series B Junior Participating Preferred Stock in connection with our stockholders' rights plan. However, no shares of preferred stock of any series are currently issued or outstanding.

     We have a stockholders' rights plan. Each share of our common stock includes the right to purchase one one-hundredth (1/100th) of a share of our Series B Junior Participating Preferred Stock. The rights have anti-takeover effects and would cause substantial dilution to a person or group that attempts to acquire us on terms that our board of directors does not approve. We may redeem the shares for $.01 per right prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock. Therefore, the rights should not interfere with any merger or business combination approved by our board of directors.

     The staggered terms for directors, the future issuance of additional common or preferred stock and our stockholders' rights plan may:

.. delay or prevent a change of control over us, even if a change of control might be beneficial to our stockholders;

.. deter tender offers that may be beneficial to our stockholders; or

.. limit stockholders' opportunity to receive a potential premium for their shares if an investor attempted to gain shares beyond our ownership limits or otherwise to effect a change of control.

Loss of our REIT status would have significant adverse consequences to us and the value of our stock.

     We currently operate and have operated since 1997 in a manner that is intended to allow us to qualify as a REIT for federal income tax purposes under the Internal Revenue Code.

     If we were to lose our REIT status, we would face serious tax consequences that would substantially reduce the funds available for distribution to you for each of the years involved because:

.. we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

.. we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

.. unless entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

     In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits.

     As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital and would adversely affect the value of our common stock.

     Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable treasury regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources. Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors or our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments. Although our management believes that we are organized and operate in a manner to qualify as a REIT, no assurance can be given that we have been or will continue to be organized or able to operate in a manner to qualify or remain qualified as a REIT for federal income tax purposes.

To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

     To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we will be subject to a 4% non-deductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of federal income and excise taxes, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from differences in timing between the actual receipt of income and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

Our growth depends on external sources of capital which are outside of our control.

     We are required under the Internal Revenue Code to distribute at least 90% of our net taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gain. Because of this distribution requirement, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we rely on third-party sources of capital to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Access to third-party sources of capital depends, in part, on:

.. general market conditions;

.. the market's perception of our growth potential;

.. our current and expected future earnings;

.. our cash flow and cash distributions; and

.. the market price per share of our common stock.

     If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

Our board of directors may change our investment and financing policies without stockholder approval and become more highly leveraged, which may increase our risk of default under our debt obligations.

     We are not limited in our ability to incur debt. Our financing policies and objectives are determined by our board of directors. Our goal is to limit our dependence on leverage and maintain a conservative ratio of debt to total market capitalization. Total market capitalization is the market value of our capital stock, including common limited partnership units exchangeable for shares of capital stock, and the liquidation value of Series A, Series C and Series D Preferred units plus total debt. However, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. At March 31, 2003, total debt constituted approximately 47.6% of our total market capitalization. This ratio may be increased or decreased without the consent of our stockholders. Therefore, we could become more highly leveraged without stockholder approval, which would resulting an increase in our debt service and which could adversely affect cash flow and the ability to make distributions to you. Higher leverage also increases the risk of default on our obligations and limits our ability to incur additional financing in the future.

     We may issue additional shares of capital stock without stockholder approval which may dilute your investment. We may issue shares of our common stock, preferred stock or other equity or debt securities without stockholder approval. Similarly, we may cause Kilroy Realty, L.P. to offer its common or preferred units for contributions of cash or property without approval by the limited partners of Kilroy Realty, L.P. or our stockholders. Existing stockholders have no preemptive rights to acquire any of these securities, and any issuance of equity securities may dilute your investment.

     We may invest in securities related to real estate which could adversely affect our ability to make distributions to you. We may purchase securities issued by entities which own real estate and may in the future also invest in mortgages. In general, investments in mortgages are subject to several risks, including:

.. borrowers may fail to make debt service payments or pay the principal when due;

.. the value of the mortgaged property may be less than the principal amount of the mortgage note securing the property; and

.. interest rates payable on the mortgages may be lower than our cost for the funds used to acquire these mortgages.

     Owning these securities may not entitle us to control the ownership, operation and management of the underlying real estate. In addition, we may have no control over the distributions with respect to these securities, which could adversely affect our ability to make distributions to you.

     Sales of a substantial number of shares of common stock, or the perception that this could occur, could result in decreasing the market price per share for our common stock. We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will result in decreasing the market price per share of our common stock.

     As of March 31, 2003, 27,474,983 shares of our common stock were issued and outstanding and we had reserved for future issuance the following shares of common stock:

.. 4,221,752 shares issuable upon the exchange, at our option, of common units issued in connection with the formation of Kilroy Realty, L.P. and in connection with property acquisitions;

.. 1,743,858 shares issuable under our 1997 Stock Option and Incentive Plan; and

.. 1,000,000 shares issuable under our Dividend Reinvestment and Direct Stock Purchase Plan.

Of the 27,474,983 shares of common stock outstanding at March 31, 2003, all but 149,326 restricted shares were freely tradable in the public market. In addition, we have filed or have agreed to file registration statements covering all of the shares of common stock reserved for future issuance. Consequently, if and when the shares are issued, they may be freely traded in the public markets.

                           FORWARD LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus, including the documents that we incorporate by reference, contain forward-looking statements. Also, documents we subsequently file with the SEC and incorporate by reference will contain forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and other pro forma information incorporated by reference and all our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

     Our success also depends upon economic trends generally, as well as income tax laws, governmental regulation, legislation, population changes and other matters discussed above in the section entitled "Risk Factors." We caution you that this list of risk factors may not be exhaustive.

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                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following summary sets forth the material federal income tax considerations regarding Kilroy Realty Corporation and the common stock we are registering. This summary is based on current law, is for general information only and is not tax advice, and the anticipated income tax treatment described in this prospectus supplement may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

     This summary deals only with shares of common stock and common units held as "capital assets"--i.e., generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code. Your tax treatment will vary depending on your particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common stock or common units in light of his or her personal investment or tax circumstances, or to holders who receive special treatment under the federal income tax laws except to the extent discussed under the headings "--Taxation of Tax-Exempt Stockholders" and "--Taxation of Non-U.S. Stockholders." Holders of common stock or common units receiving special treatment include, without limitation:

..  insurance companies;

..  financial institutions, broker-dealers or dealers in securities;

..  "S" corporations;

..  United States expatriates;

..  pension plans and other tax-exempt organizations;

.. stockholders holding securities as part of a conversion transaction, or a hedge or hedging transaction (or other risk reduction or constructive sale transaction) or as a position in a straddle for tax purposes;

.. foreign entities or individuals who are not citizens or residents of the United States;

..  persons whose functional currency is other than the United States dollar; and

.. persons who are subject to the alternative minimum tax provisions of the Internal Revenue Code.

In addition, this summary does not purport to deal with aspects of taxation that may be relevant to a limited partner of Kilroy Realty, L.P. except to the extent described in "--Tax Consequences of an Exchange of Common Units for Common Stock." Furthermore, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to us, or to you as a holder of common units or our common stock.

     The information in this section is based on:

..  the Internal Revenue Code;

.. current, temporary and proposed treasury regulations promulgated under the Internal Revenue Code;

..  the legislative history of the Internal Revenue Code;

..  current administrative interpretations and practices of the Internal Revenue
   Service; and

..  court decisions;

in each case, as of the date of this prospectus supplement. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service except with respect to the particular taxpayers who requested and received those rulings. Future legislation, treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus supplement. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus supplement are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the Internal Revenue Service or will be sustained by a court if challenged by the Internal Revenue Service.

     You are urged to consult your tax advisor regarding the specific tax consequences to you of:

..  a disposition of common units;

.. the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences of such an acquisition, ownership and sale or other disposition;

.. our election to be taxed as a real estate investment trust for federal income tax purposes; and

..  potential changes in applicable tax laws.

Tax Consequences of an Exchange of Common Units for Common Stock

     If you exercise your right to require Kilroy Realty, L.P. to acquire all or part of your common units, and we elect to acquire some or all of your common units in exchange for our common stock, the exchange will be a fully taxable transaction. You will generally recognize gain in an amount equal to the value of our common stock received, plus the amount of liabilities of Kilroy Realty, L.P. allocable to your common units being exchanged, less your tax basis in those common units. The recognition of any loss is subject to a number of limitations set forth in the Internal Revenue Code. The character of any gain or loss as capital or ordinary will depend on the nature of the assets of Kilroy Realty, L.P. at the time of the exchange. The tax treatment of any acquisition of your common units by Kilroy Realty, L.P. in exchange for cash may be similar, depending on your circumstances.

Taxation of Kilroy Realty Corporation

     General. We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1997. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1997. We currently intend to continue to operate in this manner. However, qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code, including through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See the section below entitled "--Failure to Qualify."

     The sections of the Internal Revenue Code that relate to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code and these rules and regulations.

     Latham & Watkins LLP has acted as our tax counsel in connection with this registration of our common stock and our election to be taxed as a REIT. In connection with the Registration Statement (file number 333-34638) filed with the Securities and Exchange Commission on April 12, 2000 Latham & Watkins LLP would rendered an opinion to us to the effect that, commencing with our taxable year ended December 31, 1997, we had been organized and had operated in conformity with the requirements for qualification and taxation as a real estate investment trust, and that our proposed method of operation would enable us to continue to meet the requirements for qualification and taxation as a real estate investment trust under the Internal Revenue Code. It must be emphasized that this opinion was based on various assumptions and representations as to factual matters, including representations in a factual certificate provided by one of our officers. In addition, this opinion was based upon our factual representations set forth in this prospectus supplement. Latham & Watkins LLP has not updated its opinion since April 12, 2000, and has no obligation to update this opinion subsequent to the date of this prospectus supplement. Moreover, our qualification and taxation as a real estate investment trust depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code discussed below, including through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year have satisfied or will satisfy those requirements. Further, the anticipated income tax treatment described in this prospectus supplement may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "- Failure to Qualify."

     If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that typically results from investment in a C corporation. A C corporation is generally a corporation required to pay full corporate-level tax. Double taxation generally means taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will be required to pay federal income tax, however, as follows:

.. First, we will be required to pay tax at regular ordinary and capital gain corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains.

.. Second, we may be required to pay the "alternative minimum tax" on our items of tax preference under some circumstances.

.. Third, if we have (1) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

.. Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property held as inventory or primarily for sale to customers in the ordinary course of business, other than foreclosure property.

.. Fifth, if we fail to satisfy the 75% or 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to
   (1) the greater of (A) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test, and (B) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

.. Sixth, we will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

.. Seventh, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of such gain assume that we will make or refrain from making the appropriate elections under existing temporary treasury regulations to be treated in this manner on our tax return for the year in which we acquire an asset from a C corporation.

..  Eighth, we will be subject to a 100% tax on any "redetermined rents,"
   "redetermined deductions" or "excess interest." In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a "taxable REIT subsidiary" of ours to any of our tenants. See "--Ownership of Interests in Taxable REIT Subsidiaries." Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's length negotiations.

     Requirements for Qualification as a Real Estate Investment Trust. The Internal Revenue Code defines a REIT as a corporation, trust or association:

 (1) that is managed by one or more trustees or directors;

 (2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

 (3) that would be taxable as a domestic corporation but for Sections 856 through 860 of the Internal Revenue Code;

 (4) that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

 (5) that is beneficially owned by 100 or more persons;

 (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of each taxable year; and

 (7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

     The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a "look-through" exception applies with respect to pension funds.

     We believe that we have satisfied conditions (1) through (7), inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These stock ownership and transfer restrictions are described in "Description of Capital Stock--Restrictions on Ownership and Transfer of Capital Stock which Affect the Rights of Holders of Common Stock" in the accompanying prospectus. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See "--Failure to Qualify."

     In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

     Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. Treasury regulations provide that, in the case of a REIT which is a partner in a partnership or a member in a limited liability company that is treated as a partnership for tax purposes, the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be. Also, the REIT will be deemed to be entitled to the income of the partnership or limited liability company attributable to its proportionate share of the assets. The character of the assets and gross income of the partnership or limited liability company retains the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. We have included a brief summary of the rules governing the federal income taxation of partnerships and limited liability companies below in "--Tax Aspects of Kilroy Realty, L.P., the Subsidiary Partnerships and Limited Liability Companies." We have direct control of Kilroy

Realty, L.P. and the subsidiary partnerships and limited liability companies discussed in that section below, and we intend to continue to operate them in a manner consistent with the requirements for qualification as a REIT.

     A corporation will qualify as a qualified REIT subsidiary if we own 100% of the corporation's stock, and the corporation is not a "taxable REIT subsidiary," as described below. A qualified REIT subsidiary will not be treated as a separate corporation. All assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary we own will be treated as our assets, liabilities and such items, for all purposes of the Internal Revenue Code, including the REIT qualification tests. For this reason, references under "Material Federal Income Tax Considerations" to our income and assets shall include the income and assets of any qualified REIT subsidiary. A qualified REIT subsidiary will not be required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer's securities or more than 5% of the value of our total assets, as described below under "--Asset Tests."

     Ownership of Interests in Taxable REIT Subsidiaries. A taxable REIT subsidiary of ours is a corporation other than a REIT in which we directly or indirectly hold stock and that has made a joint election with us to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary of ours may be prevented from deducting interest on debt that we directly or indirectly fund if certain tests regarding the taxable REIT subsidiary's debt-to-equity ratio and interest expense are satisfied. We own interests in Kilroy Realty TRS, Inc., and we have jointly elected with it to have it be treated as a taxable REIT subsidiary. We may acquire interests in additional taxable REIT subsidiaries in the future. As a result, our ownership of securities of Kilroy Realty TRS, Inc. and any additional taxable REIT subsidiaries will not be subject to the 10% asset test described below, and their operations will be subject to the provisions described above which are applicable to a taxable REIT subsidiary. See "--Asset Tests."

     Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property" and, in certain circumstances, interest, or from certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from these real property investments, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     Rents we receive from a tenant will qualify as "rents from real property" for the purpose of satisfying the gross income requirements for a REIT described above only if the following conditions are met:

 . The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales;

 . We, or an actual or constructive owner of 10% or more of our stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of "rents from real property" if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space;

 . Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as "rents from real property"; and

 . We generally must not operate or manage the property or furnish or render services to the tenants of the property, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as "rents from real property." Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary's provision of non-customary services will, however, be nonqualified income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

     We generally do not intend, and as a general partner of Kilroy Realty, L.P., to permit Kilroy Realty, L.P., to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent the failure will not, based on the advice of our tax counsel, jeopardize our tax status as a REIT.

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

..   our failure to meet these tests was due to reasonable cause and not due to willful neglect;

..   we attach a schedule of the sources of our income to our federal income tax return; and

..   any incorrect information on the schedule was not due to fraud with intent to evade tax.

     It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in "--Taxation of Kilroy Realty Corporation--General," even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

     Prohibited Transaction Income. Any gain we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our partnerships, limited liability companies or qualified REIT subsidiaries, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning our properties and to make occasional sales of the properties consistent with our investment objectives. However, the Internal Revenue Service may contend that one or more of these sales is subject to the 100% penalty tax.

     Redetermined Rents. Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by one of our taxable REIT subsidiaries to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Internal Revenue Code. Safe harbor provisions are provided where generally:

 . Amounts are received by a REIT for services customarily furnished or rendered in connection with the rental of real property;

 . Amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

 . The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

 . Rents paid to the REIT by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT's tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the services is separately stated; and

 . The taxable REIT subsidiary's gross income from the service is not less than 150% of the subsidiary's direct cost in furnishing or rendering the service.

     Asset Tests. At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets, including assets held by our qualified REIT subsidiaries and our allocable share of the assets held by the partnerships and limited liability companies in which we own an interest, must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of the value of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class and except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer's securities may not exceed 5% of the value of our total assets and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. The 10% value limitation and the 20% asset test are part of recently enacted legislation and are effective for taxable years ending after December 31, 2000.

     We own 100% of the outstanding stock of Kilroy Realty TRS, Inc. Kilroy Realty TRS, Inc. elected, together with us, to have it be treated as a taxable REIT subsidiary. So long as Kilroy Realty TRS, Inc. qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, 10% voting securities limitation or 10% value limitation with respect to our ownership of securities in Kilroy Realty TRS, Inc. We or Kilroy Realty TRS, Inc. may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiaries will not exceed 20% of the aggregate value of our gross assets. With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that (1) the value of the securities of any such issuer has not exceeded 5% of the total value of our assets and (2) our ownership of the securities of any such issuer has complied with the 10% voting securities limitation and 10% value limitation. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the Internal Revenue Service will not disagree with our determinations of value.

     The asset tests must be satisfied not only on the date that we acquire, directly or through our partnerships, limited liability companies or qualified REIT subsidiaries, securities in the applicable issuer, but also each time we increase our ownership of securities of such issuer, including as a result of increasing our interest in Kilroy Realty, L.P. For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to Kilroy Realty, L.P. and as limited partners exercise their redemption/exchange rights. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including an increase in our interests in Kilroy Realty, L.P.), we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. Although we believe that we have satisfied the asset tests and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in Kilroy Realty, L.P.'s overall interest in an issuer. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

     Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

 .  90% of our "real estate investment trust taxable income"; and

 .  90% of our after tax net income, if any, from foreclosure property; minus

 . the excess of the sum of certain items of non-cash income over 5% of the "real estate investment trust taxable income."

     Our "real estate investment trust taxable income" is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable. This 90% distribution requirement was 95% for taxable years beginning prior to January 1, 2001.

     In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of the fair market value of the asset on the date we acquired the asset over our adjusted basis in the asset on the date we acquired the asset.

     We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the twelve-month period following the close of such year. Except as provided in "--Taxation of Taxable U.S. Stockholders Generally" below, these distributions are taxable to stockholders, other than tax-exempt entities, as discussed below, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential (i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class). To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "real estate investment trust taxable income," as adjusted, we will be required to pay tax on that amount at regular ordinary and capital gain corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the partnership agreement authorizes us, as general partner of Kilroy Realty, L.P., to take such steps as may be necessary to cause Kilroy Realty, L.P. to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

     We expect that our real estate investment trust taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing real estate investment trust taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

     Under some circumstances, we may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction claimed for deficiency dividends.

     Furthermore, we will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of our real estate investment trust ordinary income for such year, 95% of our real estate investment trust capital gain net income for the year and any undistributed taxable income from prior periods. Any real estate investment trust taxable income and capital gain net income on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

     Like-Kind Exchanges. We have in the past disposed of properties in transactions intended to qualify as like-kind exchanges under the Internal Revenue Code, and may continue this practice in the future. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

     If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any alternative minimum tax, on our taxable income at regular ordinary and capital gain corporate tax rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce our cash available for distribution to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits, and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Kilroy Realty, L.P., the Subsidiary Partnerships and Limited Liability Companies

     General. Substantially all of our investments are held indirectly through Kilroy Realty, L.P. In addition, Kilroy Realty, L.P. holds certain of its investments indirectly through subsidiary partnerships and limited liability companies. In general, entities that are classified as partnerships for federal income tax purposes are "pass-through" entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax thereon, without regard to whether the partners or members receive a distribution of cash from the entity. We will include in our income our proportionate share of the foregoing items for purposes of the various REIT income tests and in the computation of our real estate investment trust taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by Kilroy Realty, L.P., including its share of assets held by its subsidiary partnerships and limited liability companies. See "--Taxation of Kilroy Realty Corporation."

     Entity Classification. Our interests in Kilroy Realty, L.P. and its subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the Internal Revenue Service might challenge the status of any of these entities as a partnership, as opposed to an association taxable as a corporation for federal income tax purposes. If Kilroy Realty, L.P., a subsidiary partnership or a limited liability company were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could preclude us from satisfying the asset tests and possibly the income tests (see "--Taxation of Kilroy Realty Corporation--Asset Tests" and "--Income Tests"). This, in turn, would prevent us from qualifying as a REIT. See "--Failure to Qualify" for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in Kilroy Realty, L.P.'s, a subsidiary partnership's or a limited liability company's status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

     Treasury regulations that apply for tax periods beginning on or after January 1, 1997 provide that a domestic business entity not otherwise organized as a corporation and which has at least two members may elect to be taxed as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997 will have the same classification for federal income tax purposes that it claimed under the entity classification treasury regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. Kilroy Realty, L.P. and each of our other partnerships and limited liability companies intend to claim classification as partnerships under the final regulations. As a result, we believe these entities will be classified as partnerships for federal income tax purposes.

     Allocations of Income, Gain, Loss and Deduction. A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of
Section 704(b) of the Internal Revenue Code and the related treasury regulations. Generally, Section 704(b) of the Internal Revenue Code and the related treasury regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners or members.

     The Kilroy Realty, L.P. partnership agreement provides for preferred distributions of cash and preferred allocations of income to the holders of Series A, Series C and Series D Preferred Units. We will acquire these units upon any exchange of such units for shares of our preferred stock. In addition, to the extent that we issue Series B Preferred Stock, Kilroy Realty, L.P. will issue Series B Preferred Units to us, and the partnership agreement will be amended to provide for similar preferred distributions of cash and preferred allocations of income to us with respect to our Series B Preferred Units, although these distributions and allocations will be subordinate to the Series A, Series C and Series D Preferred Units. As a consequence, we will receive distributions from Kilroy Realty, L.P. and distributions attributable to our other assets that we will use to pay dividends on any issued shares of Series A, Series B, Series C or Series D Preferred Stock before any other partner in Kilroy Realty, L.P. receives a distribution, other than a holder of Series A, Series C or Series D Preferred Units, if these units are not then held by us. In addition, if necessary, income will be specially allocated to us, and losses will be allocated to the other partners of Kilroy Realty, L.P., in amounts necessary to ensure that the balance in our capital account will at all times to the extent possible be equal to or in excess of the amount that we must pay on any issued shares of Series A, Series B, Series C or Series D Preferred Stock upon liquidation or redemption. As long as we do not hold the Series A, Series C or Series D Preferred Units, similar preferred distributions and allocations will be made for the benefit of the holders of these units. In general, all remaining items of income and loss will be allocated to the holders of common units in proportion to the number of common units held by each unit holder. Some limited partners have agreed to guarantee debt of Kilroy Realty, L.P., either directly or indirectly through an agreement to make capital contributions to it under limited circumstances. As a result, and notwithstanding the above discussion of allocations of income and loss to holders of common units, these limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation, which net loss would have otherwise been allocable to us.

     If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' or members' interests in the partnership or limited liability company. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. Kilroy Realty, L.P.'s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the treasury regulations promulgated under this section of the Internal Revenue Code.

     Tax Allocations with Respect to the Properties. Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company in exchange for an interest in the partnership or limited liability company, must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Kilroy Realty, L.P. was formed by way of contributions of appreciated property, i.e., property having an adjusted tax basis less than its fair market value at the time of contribution. Moreover, subsequent to the formation of Kilroy Realty, L.P., additional appreciated property has been contributed to Kilroy Realty, L.P. in exchange for interests in Kilroy Realty, L.P. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

     In general, the partners of Kilroy Realty, L.P. who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes that are lower than such deductions would have been if they had been determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have such a book-tax difference, all income attributable to such book-tax difference generally will be allocated to the contributing partners. These allocations will tend to eliminate the book-tax difference over the life of Kilroy Realty, L.P. However, the special allocation rules of Section 704(c) of the Internal Revenue Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of Kilroy Realty, L.P. may cause us or other partners to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to us or other partners as a result of the sale. Such an allocation might cause us or other partners to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "--Taxation of Kilroy Realty Corporation--Requirements for Qualification as a Real Estate Investment Trust" and "--Distribution Requirements."

     Treasury regulations issued under Section 704(c) of the Internal Revenue Code provide partnerships and limited liability companies with a choice of several methods of accounting for book-tax differences, including retention of the "traditional method" or the election of certain methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. We and Kilroy Realty, L.P. have determined to use the "traditional method" for accounting for book-tax differences for the properties initially contributed to Kilroy Realty, L.P. and for certain assets contributed subsequently. We and Kilroy Realty, L.P. have not yet decided what method will be used to account for book-tax differences for properties acquired by Kilroy Realty, L.P. in the future.

     Any property acquired by Kilroy Realty, L.P. in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Internal Revenue Code will not apply.

Taxation of Taxable U.S. Stockholders Generally

     When we use the term "U.S. stockholder," we mean a holder of shares of common stock who, for United States federal income tax purposes:

 .  is a citizen or resident of the United States;

 . is a corporation, partnership, limited liability company or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership or limited liability company, treasury regulations provide otherwise;

 . is an estate whose income is subject to United States federal income taxation regardless of its source; or

 . is a trust whose administration is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust.

     Notwithstanding the preceding sentence, to the extent provided in the treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders. If you hold shares of common stock and are not a U.S. stockholder, you are a "non-U.S. stockholder." See "--Taxation of Non-U.S. Stockholders."

     Distributions Generally. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred stock, if any, and then to the common stock.

     To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted tax basis which each U.S. stockholder has in his shares of stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in his shares will be taxable as capital gains, provided that the shares have been held as a capital asset, and will be taxable as long-term capital gain if the shares were held for more than one year. Dividends we declare in October, November or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

     Capital Gain Distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset, to the extent that those gains do not exceed our actual net capital gain for the taxable year. Depending on the characteristics of the assets which produced these gains, and on specified designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, your share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends, as determined for federal income tax purposes, paid to you for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends, as determined for federal income tax purposes, paid on all classes of shares of our capital stock for the year.

     Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, may not be treated as investment income depending upon your particular situation.

     Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

.. include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

.. be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's long-term capital gains;

..  receive a credit or refund for the amount of tax deemed paid by it;

.. increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

.. in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with treasury regulations to be prescribed by the Internal Revenue Service.

     Dispositions of Common Stock. If you are a U.S. stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset. This gain or loss will be long-term capital gain or loss if you have held the common stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, after applying the relevant holding period rules, the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

     We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See "--Taxation of Non-U.S. Stockholders."

Taxation of Tax-Exempt Stockholders

     The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except as described below, dividend income from us and gain from the sale of our shares will not be unrelated business taxable income to a tax-exempt stockholder. This income or gain will be unrelated business taxable income, however, if the tax-exempt stockholder holds its shares as "debt financed property" within the meaning of the Internal Revenue Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

     For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these set aside and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" shall be treated as unrelated business taxable income as to certain types of trusts which hold more than 10%, by value, of the interests in the REIT. A REIT will not be a "pension-held REIT" if it is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to certain trusts. As a result of certain limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a "pension-held REIT," and as a result, the tax treatment described in this paragraph should be inapplicable to our stockholders.

Taxation of Non-U.S. Stockholders

     The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of common stock by persons that are not U.S. stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder's country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-U.S. stockholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of shares of our common stock, including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, us.

Other Tax Consequences

     We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our stockholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on an investment in our shares or a disposition of common units.

                              ERISA CONSIDERATIONS

     The following is a summary of certain material considerations arising under the Employee Retirement Income Securities Act of 1974, as amended ("ERISA") and the prohibited transaction provisions of Section 4975 of the Internal Revenue Code that may be relevant to a prospective purchaser. The following summary may also be relevant to a prospective purchaser that is not an employee benefit plan which is subject to ERISA, but is a tax-qualified retirement plan or an individual retirement account, individual retirement annuity, medical savings account or education savings account, which we refer to collectively as an "IRA." This discussion does not address all aspects of ERISA or Section 4975 of the Internal Revenue Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan stockholders in light of their particular circumstances, including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Internal Revenue Code, and governmental, church, foreign and other plans that are exempt from ERISA and Section 4975 of the Internal Revenue Code but that may be subject to other federal, state, local or foreign law requirements.

     A fiduciary making the decision to invest in shares of common stock on behalf of a prospective purchaser which is an ERISA plan, a tax qualified retirement plan, an IRA or other employee benefit plan is advised to consult its legal advisor regarding the specific considerations arising under ERISA, Section 4975 of the Internal Revenue Code and, to the extent not preempted, state and local law with respect to the purchase, ownership or sale of shares of our common stock by the plan or IRA.

     Prior to making an investment in the shares offered in this prospectus supplement and the accompanying prospectus, prospective employee benefit plan investors, whether or not subject to ERISA or Section 4975 of the Internal Revenue Code, should consult with their legal and other advisors concerning the impact of ERISA and the Internal Revenue Code (and, particularly in the case of non-ERISA plans and arrangements, any additional state, local and foreign law considerations), as applicable, and the potential consequences in their specific circumstances of an investment in such shares.

     Plans should also consider the entire discussion under the heading "Material Federal Income Tax Considerations," as material contained in that section is relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase our common stock.

Employee benefit plans, tax-qualified retirement plans and IRAs.

     Each fiduciary of an "ERISA plan," which is an employee benefit plan subject to Title I of ERISA, should carefully consider whether an investment in shares of common stock is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Subtitle B of Title I of ERISA require that:

.. an ERISA plan make investments that are prudent and in the best interests of the ERISA plan, its participants and beneficiaries;

.. an ERISA plan make investments that are diversified in order to reduce the risk of large losses, unless it is clearly prudent for the ERISA plan not to do so;

.. an ERISA plan's investments are authorized under ERISA and the terms of the governing documents of the ERISA plan; and

.. the fiduciary not cause the ERISA plan to enter into transactions prohibited under Section 406 of ERISA and certain corresponding provisions of the Internal Revenue Code.

     In determining whether an investment in shares of common stock is prudent for ERISA purposes, the appropriate fiduciary of an ERISA plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA plan's portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the ERISA plan, and the liquidity and current return of the ERISA plan's portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled "Risk Factors."

     The fiduciary of an IRA or an employee benefit plan not subject to Title I of ERISA because it is a governmental or church plan, if no election has been made under Section 410(d) of the Internal Revenue Code, or because it does not cover common law employees should consider that it may only make investments that are either authorized or not prohibited by the appropriate governing documents, not prohibited under Section 4975 of the Internal Revenue Code and permitted under applicable state law.

Status of the Company under ERISA.

     In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets. This is known as the "look-through rule." Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Internal Revenue Code, as applicable, may be expanded, and there may be an increase in their liability under these and other provisions of ERISA and the Internal Revenue Code, except to the extent (if any) that a favorable statutory or administrative exemption or exception applies. For example, a prohibited transaction may occur if our assets are deemed to be assets of investing ERISA plans and persons who have certain specified relationships to an ERISA plan ("parties in interest" within the meaning of ERISA, and "disqualified persons" within the meaning of the Internal Revenue Code) deal with these assets. Further, if our assets are deemed to be assets of investing ERISA plans, any person that exercises authority or control with respect to the management or disposition of the assets is an ERISA plan fiduciary.

     ERISA plan assets are not defined in ERISA or the Internal Revenue Code, but the United States Department of Labor has issued regulations that outline the circumstances under which an ERISA plan's interest in an entity will be subject to the look-through rule. The Department of Labor regulations apply to the purchase by an ERISA plan of an "equity interest" in an entity, such as stock of a REIT. However, the Department of Labor regulations provide an exception to the look-through rule for equity interests that are "publicly-offered securities." The Department of Labor regulations also provide exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a "real estate operating company" or a "venture capital operating company."

     Under the Department of Labor regulations, a "publicly-offered security" is a security that is:

..  freely transferable;

..  part of a class of securities that is widely held; and

.. either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to an ERISA plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which the offering of these securities to the public occurred.

     Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Under the Department of Labor regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

     A class of securities is considered "widely held" if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A class of securities will not fail to be "widely held" solely because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the issuer's control.

     Under the Department of Labor regulations, a "real estate operating company" is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

.. invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities; and

.. which, in the ordinary course of its business, is engaged directly in real estate management or development activities.

     According to those same regulations, a "venture capital operating company" is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

.. invested in one or more operating companies with respect to which the entity has management rights; and

.. which, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.

     We expect that the shares of our common stock offered in this prospectus supplement and the accompanying prospectus will meet the criteria of the publicly-offered securities exception to the look-through rule. First, the common stock should be considered to be "freely transferable," as the minimum investment will be less than $10,000, and the only restrictions upon its transfer are those enumerated under the Department of Labor regulations; those required under federal tax laws to maintain our status as a REIT; resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus supplement and the accompanying prospectus and those owned by our officers, directors and other affiliates; and voluntary restrictions agreed to by the selling stockholders regarding volume limitations.

     Second, we expect the common stock to be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

     Third, the shares of common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the common stock is registered under the Exchange Act.

     In addition, we have obtained management rights with respect to Kilroy Realty, L.P. and conduct our affairs so that we expect to qualify as either a real estate operating company or venture capital operating company under the Department of Labor regulations.

     Accordingly, we believe that if an ERISA plan purchases our common stock, our assets should not be deemed to be ERISA plan assets and, therefore, that any person who exercises authority or control with respect to our assets should not be an ERISA plan fiduciary.

                              SELLING STOCKHOLDERS

         The "selling stockholders" are the persons who have received or may receive shares of our common stock registered pursuant to this registration statement in exchange for common units. The following table provides the names of the selling stockholders, the maximum number of shares of common stock issued or issuable to the selling stockholders in the exchange and the aggregate number of shares of common stock that will be owned by the selling stockholders after the exchange. The number of shares on the following table represents the number of shares of common stock into which common units held by the selling stockholders are exchangeable, including those shares that have been issued in exchanges effected to date. Since the selling stockholders may sell all, some or none of their shares, we cannot estimate the aggregate number of shares that the selling stockholders will offer pursuant to this prospectus supplement and the accompanying prospectus or that the selling stockholders will own upon completion of the offering to which this prospectus supplement and the accompanying prospectus relates.

         The selling stockholders named below may from time to time offer the shares of common stock offered by this prospectus supplement and the accompanying prospectus:

                                                      Maximum
                                                     Number of                            Number
                                                   Common Shares                            of
                                     Common          Issued or         Common shares      Common        Common Shares
                                     Shares       Issuable in the     Owned Following    Shares to       Owned after
                                      Owned        Exchange and     the Exchange(1)(2)      be          Resale(1)(3)
                                    Prior to       Available for    -----------------                   ------------
              Name               the Exchange(1)      Resale        Shares     Percent    Resold      Shares     Percent
              ----               ---------------      ------        ------     -------    ------      ------     -------
Steven L. Black .................    196,545(4)       76,896(4)     273,441      1.0%     76,896    196,545          *
San Diego Children's Choir ......         --           3,775(5)       3,775         *      3,775         --
The Black Family Trust dated
3/21/2001 .......................    225,492(6)      163,395(6)     388,887      1.4%    163,395    225,492          *
Rancho Santa Fe School ..........         --           1,000(5)       1,000         *      1,000         --
PTO/Endowment Fund
T. Patrick Smith 2001 Trust .....     59,999          79,915(7)     139,914         *     79,915     59,999          *
dated 6/29/2001

Kathi Koll ......................     59,999          55,352(5)     115,351         *     55,352     59,999          *
                                  ----------       ---------     ----------            ---------  ---------
Total ...........................    542,035         380,333(8)     922,368              380,333    542,035
                                  ==========       =========     ==========            =========  =========

_________

   * Represents less than 1% of the total outstanding shares of common stock.

(1) Based on information available to us as of the date of this prospectus supplement.

(2) Assumes that we exchange the common units of the selling stockholders for shares of common stock. The percentage ownership is determined for each selling stockholder by taking into account the issuance and sale of shares of common stock issued in exchange for common units of only such selling stockholder. Also assumes that no transactions with respect to common stock or common units occur other than the exchange.

(3) Assumes the selling stockholders sell all of their shares of common stock offered pursuant to this prospectus supplement and the accompanying prospectus. The percentage ownership is determined for each selling stockholder by taking into account the issuance and sale of shares of common stock issued in exchange for common units of only such selling stockholder.

(4) Represents shares of common stock issued or issuable, at our option, upon exchange of presently outstanding common units, certain of which are subject to a pledge by Mr. Black to Merrill Lynch International Finance Limited. These shares of common stock may be issued to Merrill Lynch Private Finance Limited in exchange of the pledged common units in accordance with the partnership agreement only after they have exercised their rights as pledgee of the common units.

(5)  Represents shares of common stock issued in exchange for common units.

(6) Represents shares of common stock issued or issuable, at our option, upon exchange of presently outstanding common units, certain of which are subject to a pledge by The Black Family Trust dated 3/21/01 to Merrill Lynch Private Finance Inc. These shares of common stock may be issued to Merrill Lynch Private Finance Inc. in exchange for the pledged common units in accordance with the partnership agreement only after it has exercised its rights as pledgee of the common units.

(7) Represents 24,051 shares of common stock issued in exchange for common units and 55,864 shares of common stock issuable, at our option, upon exchange of presently outstanding common units, 45,864 of which are subject to a pledge by T. Patrick Smith 2001 Trust dated 6/29/2001 to Bank of Marin. These shares of common stock may be issued to Bank of Marin in exchange for the pledged common units in accordance with the partnership agreement only after it has exercised its rights as pledgee of the common units.

(8) Represents 161,074 shares of common stock issued in exchange for common units and 219,259 shares issuable, at our option, upon exchange of presently outstanding common units.